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                                                                      EXHIBIT 16


MOSS ADAMS LLP

Certified Public Accountants



Securities and Exchange Commission
Washington, DC 20549

Gentlemen:

We were previously principal accountants for Westower Corporation (the Company). We reported on the consolidated financial statements of Westower Corporation as of February 28, 1998 and February 28, 1997 and for each of the years in the three-year period ended February 28, 1998. The date of our report was April 14, 1998, except for Note 16, as to which the date was May 28, 1998, and Note 3, as to which the date was May 31, 1998. On October 28, 1998, we were dismissed as principal accountants for the Company. We have read the Company's statements included under Item 4 of its Form 8-K for November 3, 1998, and we agree with such statements.


/s/ Moss Adams LLP


Bellingham, Washington
November 3, 1998